UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________
FORM 12b-25
_____________________
NOTIFICATION OF LATE FILING

SEC FILE NUMBER
001-39725
CUSIP NUMBER
56600D107
(Check one):    ☒ Form 10-K     ☐ Form 20-F     ☐ Form 11-K
    ☐ Form 10-Q     ☐ Form 10-D     ☐ Form N-CEN     ☐ Form N-CSR
For Period Ended: December 31, 2024
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION
Maravai LifeSciences Holdings, Inc.
(Full Name of Registrant)
(Former Name if Applicable)
10770 Wateridge Circle, Suite 200
(Address of Principal Executive Office (Street and Number))
San Diego, California 92121
(City, State and Zip Code)

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Maravai LifeSciences Holdings, Inc. (the “Company,” "Maravai," "we" or "our") has determined that it is unable to file, without unreasonable effort or expense, its Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “2024 Form 10-K”) by the prescribed due date of March 3, 2025, as explained below.
First, the Company has not yet completed its assessment of a potential non-cash impairment charge related to goodwill associated with its previous acquisition of Alphazyme LLC and a potential non-cash charge related to excess and obsolete inventory for Alphazyme. The Company needs additional time to complete the goodwill impairment and inventory assessment and to report the results of this analysis in its consolidated financial statements. Based on the Company’s preliminary assessment of the goodwill impairment, a non-cash goodwill impairment charge of approximately $12 million is expected to be recorded for the fourth quarter of 2024 and the Company is not yet able to make a reasonable estimate of the non-cash charge for excess and obsolete inventory.
Second, the Company identified an error during the year-end financial close process with respect to revenue recognition associated with a single shipment that resulted in approximately $3.9 million in revenue being recorded in the final week of the second quarter of 2024 upon shipment when it should have been recorded in the first week of the third quarter of 2024 upon receipt by the customer. The Company needs additional time to complete its assessment of the impact of correcting this error in its consolidated financial statements, which assessment must be completed prior to the filing of the 2024 Form 10-K.
In connection with the foregoing matters, the Company is continuing to assess the effectiveness of its disclosure controls and procedures and internal controls over financial reporting. The Company expects to conclude that it did not maintain effective disclosure controls and procedures and internal control over financial reporting for the fiscal year ended December 31, 2024. The Company is continuing to evaluate appropriate remediation steps related to these matters, including with respect to material weakness and other control deficiencies.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Kevin M. Herde	(858)	546-0004
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
When the Company completes the preparation of its consolidated financial statements to be included in the 2024 Form 10-K discussed in Part III above, the Company expects that its results of operations for the fiscal year ended December 31, 2024, will reflect the following significant changes in comparison to the fiscal year ended December 31, 2023:
For the fiscal year ended December 31, 2024, the Company expects to report revenue of approximately $259 million, as compared to approximately $289 million for the fiscal year ended December 31, 2023, primarily driven by lower demand for research and discovery products in its Nucleic Acid Production segment.
For the fiscal year ended December 31, 2024, the Company expects to report a significant increase in net loss and net loss per share, basic and diluted, in comparison to corresponding period for the fiscal year ended December 31, 2023, but is currently unable to provide a reasonable estimate of such net loss and net loss per share for the fiscal year ended December 31, 2024, because it has not yet completed its year-end financial close process, including with respect to its assessment of excess and obsolete inventory discussed in Part III, above. The estimated increase in net loss and net loss per share, basic and diluted, for the fiscal year ended December 31, 2024 is expected to be primarily driven by (i) the year-over-year decrease in revenue, (ii) the goodwill impairment charge of approximately $154 million recorded during the quarter ended September 30, 2024, as previously reported, (iii) the expected impact of the potential goodwill impairment charge discussed in Part III, above, in the amount of approximately $12 million, based on the Company’s preliminary assessment, and (iv) the impact, if any, of the potential non-cash charge for excess and obsolete inventory.
The foregoing financial information is preliminary and unaudited and, therefore, is subject to further adjustment. The Company’s actual results of operations may vary when reported in the 2024 Form 10-K.

Cautionary Statement Concerning Forward-Looking Statements
This Notification of Late Filing on Form 12b-25 ("Form 12b-25") contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this filing which are not strictly historical statements constitute forward-looking statements, including, without limitation, statements regarding the Company's preliminary financial statement information for the fiscal year ended December 31, 2024 and the expected timing of the filing of the 2024 Form 10-K, may be identified by words like “believe,” “expect,” “may,” “will,” “should,” “seek,” “anticipate,” or “could” and similar expressions.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on management's expectations. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, the following:
•potential errors made in calculating the preliminary financial statement information for the fiscal year ended December 31, 2024;
•adjustments that may arise in connection with the year-end financial close process or our independent registered public accounting firm's audit of our consolidated financial statements for the fiscal year ended December 31, 2024;
•further delay in the year-end financial close process or the related audit; and
•such other factors as discussed throughout the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Maravai’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, as well as other documents Maravai files with the Securities and Exchange Commission.

The forward-looking statements made by us in this Form 12b-25 are based only on information currently available to us and speak only as of the date hereof. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise.

Maravai LifeSciences Holdings, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 4, 2025	By:	/s/ Kevin M. Herde
	Name:	Kevin M. Herde
	Title:	Chief Financial Officer